Filed by Liberty Media Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Excerpts from the Transcript of the Liberty Media Corporation
Investor Day Presentation held on November 12, 2015

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

. . . We’re going to create through the attribution of certain assets in LMC, three tracking stocks: first, the Liberty SiriusXM group, which will track our 60.7% interest, at least it was as of few days ago. It’s probably up now, interest in SiriusXM; Liberty Braves Group, which will track the Atlanta Braves and include a bunch of associated real estate developments, including the stadium and a mixed use facility.

We expect as a part of that much of the way we did with Liberty Broadband to conduct a $200 million rights offering, which will offer the holders of the Liberty Braves tracking stock an opportunity to exercise those rights and buy into incremental Liberty Braves tracking stock at a discount.

And the last will be the Liberty Media Group, which will track our remaining assets, including our roughly 34.4% interest in Live Nation and note a 20% inter-group interest in the Liberty Braves. So, effectively we’re only going to track 80% and keep 20% over on this side of the ledger and I’ll walk through a little more of that in a second.

So how will this look? So pro forma in the sort of abbreviated balance sheets, which show net asset value, our roughly 3.2 billion shares of SiriusXM will be offset by about a $250 million margin loan and $50 million of cash to the good. Liberty Media Group will have primarily our shares in LYV, some other public holdings we have, that aforementioned 20% interest in the Liberty Braves tracker, certain private assets and cash, and the $1 billion of convertible debt that we I think did two years ago at Investor Day will be attributed to this tracking stock. And lastly, the Liberty Braves Group, which using a Forbes valuation here of $1.150 billion and that’s the net equity in our mixed use, not in the stadium, but just in the non-stadium portion that’s around the real estate we’re doing. And cash of $85 million and pro forma debt excluding the mixed use, so this would be stadium debt and team debt of $374 million for about $1 billion of net asset value.

So it’s a brave new world. . . Valuing teams is not a simple process. The numbers have gone up quite a lot substantially recently based on some reset RSN deals and some new valuations done by certain purchasers. Traditionally, they’ve been valued at a multiple of revenue. Those multiples have expanded. And with our new stadium, we’re going to substantially expand we believe the revenues we have at the team.

So actually knowing what valuation is correct is difficult. But here’s one, using Forbes. We mentioned already the mixed use development, and this is taking the gross number, the debt is down below, attributed cash and then the rights offering. And then looking at the negatives, debt excluding the mixed-use stadium, the stadium debt projected as of completion, the mixed-use debt at completion and the inter-group note. Now what the inter-group note is, is we have been funding monies to pay for some of this stadium efforts and it’s anticipated that this money will be paid back to Liberty Media through the rights offerings. So that’s just to understand how the balance sheet – well, obviously, as we get close to the time, we’ll have a lot more details, but just to give you round numbers of how we’re proceeding.

So why are we doing this? We have mentioned, paraded ourselves, threatened, cajoled, done everything, and we still have a large discount to NAV. And so the goal here is to try and reduce our discount. We’re going to isolate hopefully where the discount resides. That may provide better repurchase opportunities for that entity, and we’ve talked about how there are opportunities for each of the trackers, each of the currencies to do something different and potentially either expand, combine, raise capital based on their own needs, based on their own potential capitalization. And lastly, we believe since the two will be quite pure, the Braves and Sirius, most of the complexity will be isolated to the Liberty Media tracker.

. . .

Christopher W. Shean, Chief Financial Officer and Senior Vice President, Liberty Media Corporation

So, we’re pretty excited about the new ballpark project with the Braves. As you can see from that video, really unique combination, brand new intimate setting for ballpark with mixed use – multiple facilities in the mixed use that’s going to bring lots of opportunities for us. As you can see the stadium, just short of $700 million in total costs of which over half was funded by Cobb County, strategically located up in an area north of Atlanta. That’s centering around where our fan base is. And the park is going to be very intimate. Smaller than Turner Field, which was not built to be a baseball stadium, but this particular stadium is going to be intimate. It’s going to have better sight lines, better seating and all of that we think is going to lead to scarcity value and better ticket prices for the team. The $550 million number also includes $100 million that’s coming in via our equity partners on the mixed use side of the equation.

The mixed use development won’t be fully complete until 2018, but expect by the time the ballpark opens in 2017 that everything – the exterior and the walls will all be up, it just won’t be fully leased up by that point in time. So what does this mean? Really expecting significant revenue growth here. It’s been shown through previous stadium builds that revenues get enhanced pretty significantly in the years post opening up new ballparks. That comes in the form of ticketing and better seating, and also through sponsorship opportunities, because of all the excitement around the new ballpark. Everybody wants to be a part of it and we see no reason why this wouldn’t also be the case for us.

So switching gears a little bit. We continue to be pretty frustrated with the discount in our stock to the sum of our parts. And we’re hopeful that today’s announcement will either reduce that, diminish it, or isolate it to where we can take more targeted actions.

. . .

QUESTION AND ANSWER

Question

Two quick things, with more tracking stocks there, can you just remind us the capital disciplines and rigors that you put up to ensure that each business kind of has the right to its own capital?

. . .

Gregory B. Maffei

So I’ll take the first one, . . . We have a board of directors which has equal responsibility to each of the trackers. The trackers each have individual capital structures. There may be some shared responsibility for debt ultimately, but that’s only upon the extinguishment of all the assets related to that tracker. We have generally not moved things across trackers. There have been a few cases, and in every case where that’s happened, we’ve gotten third-party valuations about the fairness of range and the board has had to weight what is the fairness of range, . . . but there is obviously fiduciary obligation to all sets of shareholders.

. . .

Question

I would have thought intuitively you would have been sort of had a Sirius tracker and a Live Nation tracker as opposed to putting the Braves out there, and keeping Live Nation with all the other stuff. Can you just sort of talk about the thinking behind that decision?

Gregory B. Maffei

So, your basic question if I could boil it down is, we got a bunch of stuff which isn’t SIRI off on its own, so we’ve got a bunch of stuff which either could have gone in the Braves or could have gone into with Live. And I guess, one of the theses is that, post the rights offering, the Braves are pretty self-efficient, pretty standalone and not in search of incremental capital. We set up Live – Liberty Media with Live Nation there. There may be other things we can do, those things that we build on in the music space, we build on around the space that fit together, and the Braves aren’t going to need that capital once we – after we fund the initial amount, and there could be things that as we liquidate potentially some of the other assets that are in the Liberty Media tracker that could fuel incremental investments that hopefully are synergistic.

John Malone, Chairman, Liberty Media Corporation

Well, the Braves are also wholly-owned, technically spinnable, whereas the other trackers are a collection of investment positions, right; not by themselves spinnable.

. . .

Question

. . . [W]hen you look at the $1.15 billion valuation that Forbes has for the Braves, do you think that encompasses the MLB Advanced Media valuation. How do you really see sports developing? I mean the conferences, the professional leagues, even the U.S. Open, are all tied up by ESPN and others through the middle of next decade, but do you think everything really becomes much more direct to the consumer? And do you think there’s a lot of optionality on MLB Advanced Media in which you can serve putting more money in there if the opportunity becomes available?

. . .

Gregory B. Maffei

So on the first point on the baseball, I think Forbes valuation is probably non-specific when they throw that in there. They don’t really have access to the bridge numbers. They really don’t have access to all the other baseball teams numbers, they really don’t know the value of BAM maybe. I mean BAM could be worth an awful lot of money and particularly as BAM molds its business model from just being a provider of technology to potentially being a over the top sports service of its own, and owning those rights, buying rights, extend their own rights, could be a lot of value, unclear.

But, in addition, I think if you looked at some of the revenues potential we have at the Braves and multiples that have been paid, that $1.1 billion could be very light, $1.150 billion could be very light compared to approaching four multiples and you’ll project the revenue we’re likely to have, that could be very light as well. So I think that’s a big who knows, and how it will be delivered over time, I’m sure you’re going to see, I mean BAM has already done a very effective job of delivering baseball. Baseball may be the oldest sport, but in many ways it’s far and away the most technologically advanced and Bob Bowman deserves a lot of credit for what he has built at BAM.

The potential to see more of that distributed in various ways, I think is going to be sliced and diced a lot of ways. One of the things that baseball had is a lot of content. 162 games is a lot of content, and so you’ll see it divided up lots of ways.. . .

. . .

Question

On the Braves, I don’t know if there has ever been a sports team this public?

Gregory B. Maffei

Several. Cleveland Indians were a baseball team that’s public, but also the Celtics have been public. There’ve been other franchises. In a weird way, the Green Bay Packers are public; there’s been various forms of that.

Question

But is transparency an issue internally and allowing this group to fully analyze that?

Gregory B. Maffei

Well, I can’t comment on whether you’re able to analyze it. I can tell you that since it will have SEC statements, SEC filed statements and Qs, we’re going to give you that which is required to be a public stock and fully confident that we will be able to provide you what you need.

John Malone

But don’t underestimate. This is a pretty material real estate asset that’s attached, so, which could get larger.

. . .

Question

A question about Liberty Media going forward, what do you see as the opportunity for Liberty Media now that it’s a much smaller company, what excites you in terms of investing in the media space today, looking out three years, five years?

John Malone

You’re talking about the tracker that we’re going to call the Liberty Media tracker?

Gregory B. Maffei

Just one tracker, or do you mean the totality?

Question

Well, I really would like to know your thoughts about what excites you in terms of opportunities in the media space today. And if one of the trackers is appropriate for that or – just really where you’re thinking about creating value three years to five years out, what other opportunities do you see?

John Malone

Well, obviously the vision that we’re talking about of two trackers, one for the Braves, one for a collection of assets, of which the largest is Live, and then the one that specifically targets Sirius, I mean that’s what’s in that entity today. Probably, in the short run winning the appeal or settling with Vivendi and getting a big check would be very nice.. . . .

. . .

Gregory B. Maffei

So, if I could rephrase your question, why do we track some assets and why do we spin others? There are various cases, for example, on the venture side, we don’t want to spin away those bonds even if we necessarily could because we like to have the high cash flow, high income generating QVC tied to the green assets to provide shelter and that’s a way to generate capital. There is an example of one, why you wouldn’t want to spin it.

In other cases where you don’t know if you could be a buyer or a seller, as time changes on, a hard spin like in the case of CommerceHub might create additional flexibility. We’re not really in the mode of saying we want to sell SiriusXM. So, the spin seems less relevant today than doing a tracker, as an example. I don’t know what else you’d add, John.

John Malone

Yeah, no – I mean generally speaking it’s been the perception that you track things because you’re not ready to spin them. And I would say, that’s normally the case that they’re not ready for prime time, but they’re difficult to value in a conglomerate sense and you’re trading at a discount on the combination because people can’t evaluate these assets separately.

So, in effect we’re forcing the market with this tracker, to separate the value of the Sirius Holding from Live Nation, miscellaneous assets, the Vivendi lawsuit and the Braves. We’re forcing that. The market will, because of the way we distribute these equity participations, will separate these into three separate equity valuations. And then we can look at them and decide, if those valuations are appropriate. I mean obviously, if some are substantially undervalued, that creates an opportunity to deal with that undervaluation.

Gregory B. Maffei

We bought back I think 53% – 52% or 53% of Liberty Media from the public. And we bought it back generally at substantial discounts to the NAVs. We’ve also had the benefit of the NAVs rising. So we can sit there and wait, okay, if you want to take your pick on which of the three is, you want to be in and if the market doesn’t buy our valuations, we get to evaluate and make that decision in a much more precise manner, so.

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Forward Looking Statements

The foregoing transcript include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks, expectations relating to the Braves new mixed use facility and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed recapitalization and the realization of expected benefits from the mixed use facility. These forward looking statements speak only as of the date of the communication, and Liberty Media Corporation (“Liberty Media”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in the transcript.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of our existing common stock or our proposed Liberty Braves tracking stock, Liberty Sirius tracking stock or Liberty Media tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC regarding the proposed tracking stocks, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty Media’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of Liberty Media and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the respective proxy materials with respect to the creation of the proposed tracking stocks to be filed with the SEC.